EXHIBIT 99.16

Execution Version

SECURITIES PURCHASE AGREEMENT

This Securities Purchase Agreement (this "Agreement") is made and entered into as of March 26, 2026 (the "Effective Date") by and among EW Healthcare Partners, L.P., a Delaware limited partnership ("EWHP"), and EW Healthcare Partners-A, L.P., a Delaware limited partnership ("EWHP-A" and, together with EWHP, each, a "Seller" and collectively, the "Sellers"), Madryn Health Partners, LP, a Delaware limited partnership ("MHP"), Madryn Health Partners (Cayman Master), LP, a limited partnership formed in the Cayman Islands ("MHP Cayman", and together with MHP, each, a "Purchaser" and collectively, the "Purchasers"), Venus Concept, Inc. a Delaware corporation (the "Company") and the guarantors under the EW NPA (as defined below) party hereto.

WHEREAS, the Sellers owns in the aggregate (a) 1,500,000 shares of Voting Convertible Preferred Stock, $0.0001 per share (the "Junior Preferred Shares") of the Company, and (b) 1,575,810 shares of Senior Convertible Preferred Stock of the Company, par value $0.0001 per share ("Senior Preferred Shares", and together with the Junior Preferred Shares, the "Shares");

WHEREAS, pursuant to that certain Note Purchase and Registration Rights Agreement, dated as of January 18, 2024 (as amended, restated, amended and restated, supplemented, extended or otherwise modified prior to the date hereof, the "EW NPA), by and among the Company, the Guarantors party thereto, the investors party thereto, and EWHP, as collateral agent, the Company issued Secured Subordinated Convertible Notes to the Sellers in an aggregate principal of amount of $2,000,000.00, consisting of (a) that certain Secured Subordinated Convertible Note, dated as of January 18, 2024, issued by the Company to EWHP in the original principal amount of $1,922,648.77 (as amended, the "EWHP Note"), and (b) that certain Secured Subordinated Convertible Note, dated as of January 18, 2024, issued by the Company to EWHP-A in the original principal amount of $77,351.23 (as amended, the "EWHP-A Note", and together with the EWHP Note, the "EW Notes"; the EW Notes, together with the Shares, the "Purchased Securities");

WHEREAS, as of the day immediately prior to the date hereof, the aggregate outstanding principal balance of the EW Notes, including any paid-in-kind interest, plus accrued and unpaid interest, fees or other amounts payable in kind in connection therewith, is $2,694,091.31;

WHEREAS, each Seller wishes to sell to the Purchasers, and each Purchaser wishes to purchase from Sellers, the Shares set forth opposite such Purchaser's name on Exhibit A attached hereto, subject to the terms and conditions set forth herein; and

WHEREAS, each Seller wishes to sell and assign to the Purchasers, and each Purchaser wishes to irrevocably purchase and assume from the Sellers, all of the Sellers' right, title and interest to the EW Notes, the EW NPA, all other Transaction Documents (as defined in the EW NPA) and any other documents or instruments executed or delivered pursuant thereto (the "Assigned Documents").

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows.

1. **PURCHASE AND SALE OF PURCHASED SECURITIES**.

1.1   Purchase and Sale of Shares. On the terms and subject to the conditions set forth in this Agreement, each Seller hereby severally (and not jointly) agrees to sell, transfer and assign to the applicable Purchaser, and each Purchaser hereby severally (and not jointly) agrees to purchase from the applicable Seller, in each case on the Closing Date (as defined below), all of such Seller's right, title and interest in and to (a) the number of Junior Preferred Shares set forth opposite such Seller's name to the applicable Purchaser as indicated on Exhibit A attached hereto under the heading titled "Junior Preferred Shares", and (b) the number of Senior Preferred Shares set forth opposite such Seller's name to the applicable Purchaser as indicated on Exhibit A attached hereto under the heading titled "Senior Preferred Shares".

1.2   Purchase and Sale of EW Notes. On the terms and subject to the conditions set forth in this Agreement, each Seller hereby agrees to assign, transfer, and convey to the Purchasers, as of the Effective Date: (a) all of such Seller's right, title and interest to the EWHP Note or the EWHP-A Note, as applicable, each of which as of the day immediately prior to the date hereof has an aggregate principal balance (including PIK interest) in the amount set forth on Exhibit A attached hereto under the heading titled "EWHP Note" or "EWHP-A Note", as applicable, (b) all of such Seller's rights, title, and interest in and to the Assigned Documents, (c) all of such Seller's liens and security interests granted to it by the Company and any of its subsidiaries under the "Transaction Documents" (as defined in the EW NPA), and (d) to the extent permitted to be assigned under applicable law, all claims, suits, causes of action and any other right of such Seller against any person related to the rights sold and assigned pursuant to the above (such right, title and interest being assigned and transferred, the "Assigned Interests"), which Assigned Interests the Purchasers hereby agree to accept as of the Effective Date. For the avoidance of doubt, the Assigned Interests exclude (i) any payments of principal, interest, fees or any other amounts by the Company to the Sellers in compliance with the terms of the Transaction Documents made prior to the Effective Date, (ii) any obligations of the Sellers owing to or in favor of the Company under the Notes existing as of the day immediately prior to the Effective Date, and (iii) any obligations of Purchasers under this Agreement or the Agency Resignation Agreement (as defined below). The Company and the Purchasers hereby acknowledge that the Sellers have no further obligations of any kind or nature with respect to the "Assignment Conditions" (as defined in the EW NPA) or Section 9.8 of the EW NPA except as expressly and specifically set forth in this Agreement, and hereby agree that the Assignment Conditions and Section 9.8 of the EW NPA have been satisfied by the Sellers.

1.3   Purchase Price. The aggregate purchase price for the Purchased Securities shall be $2,600,000.00 (the "Purchase Price"). The Purchasers shall pay their respective portion of the aggregate Purchase Price in four equal consecutive annual installments of $650,000.00 in the aggregate on each of (a) September 26, 2027, (b) March 26, 2028, (c) September 26, 2028 and (d) March 26, 2029, payable in such amounts by the applicable Purchaser for the account of the applicable Seller as detailed on Exhibit B attached hereto. If any Purchaser fails to pay any installment of the Purchase Price or accrued interest thereon when due, such overdue amount shall bear interest at a rate per annum equal to eight percent (8%) (the "Default Rate") from the date such payment was due until paid in full. If any installment of the Purchase Price remains unpaid for more than fifteen (15) business days after its due date, the applicable Seller(s) shall have the right, upon written notice to the defaulting Purchaser, to accelerate all remaining unpaid installments of the Purchase Price (together with all accrued and unpaid interest thereon), which amounts shall become immediately due and payable.

2.   CLOSING.

2.1   Closing. The closing of the transactions contemplated by this Agreement (the "Closing") shall take place simultaneously with the execution of this Agreement on the Effective Date (the "Closing Date") by the exchange of documents and signatures (or their electronic counterparts).

2.2   Closing Deliveries.

(a)   At the Closing, each Seller shall deliver to the Company (a) (i) if any Shares are represented by any certificate(s) or agreements, the certificate(s) or agreements representing such Shares (together with an appropriate stock power or instrument of transfer (in form and substance reasonably satisfactory to the Purchasers)) or (ii) if any Shares are uncertificated, such Seller's instruction to the appropriate officers, employees or agents of the Company that such Shares registered in book-entry form in the name of such Seller be surrendered and that the book-entry be updated appropriately (together with an appropriate stock power or instrument of transfer (in form and substance reasonably satisfactory to the Purchasers)); and (b) an executed copy of this Agreement. The Sellers and Purchasers acknowledge and agree that, if any Shares are uncertificated, delivery of an executed copy of this Agreement to the Company shall constitute Sellers' direction or instruction as provided in sub-clause (ii) of clause (a) of the immediately preceding sentence. If any Notes were issued in physical form, at the Closing, the applicable Seller shall deliver to the Purchasers the original copy of such note together with an allonge or other such documentation reasonably satisfactory to the Purchasers.

(b)   At the Closing, each Seller shall also deliver to each Purchaser a proof of delivery to the Company (such proof to be reasonably satisfactory to each Purchaser) of the applicable items contemplated to be delivered to the Company under this Section 2.2.

(c)   At the Closing, each of the Company, EW Healthcare Partners, L.P., Madryn Health Partners, LP, and the Purchasers shall deliver an executed counterpart of the Agency Resignation Agreement (as defined below).

3.   REPRESENTATIONS AND WARRANTIES OF PURCHASERS. Each Purchaser severally and not jointly with respect to itself only, and not with respect to any other Purchaser or any other party, represents and warrants to each Seller as follows:

3.1   Authority. Such Purchaser has full legal right, power and authority to enter into, perform its obligations and consummate the transactions contemplated under this Agreement and each other agreement, document, instrument or certificate contemplated by this Agreement and required to be executed by such Purchaser in connection with the consummation of the transactions contemplated by this Agreement (collectively, the "Purchaser Documents") and to purchase the Purchased Securities it is purchasing under this Agreement. This Agreement and each Purchaser Document has been duly authorized, executed and delivered on behalf of such Purchaser, and this Agreement and each Purchaser Document constitutes (assuming due authorization, execution, and delivery by the other parties hereto and thereto) the valid and legally binding obligation of such Purchaser, enforceable against such Purchaser in accordance with its terms, except as such enforceability may be limited by general principles of equity or to applicable bankruptcy, insolvency, reorganization, moratorium, liquidation and other similar laws relating to, or affecting generally, the enforcement of applicable creditors' rights and remedies. Such Purchaser has been duly organized and is validly existing in good standing under the laws of the jurisdiction of its organization as the type of entity that it purports to be.

3.2   Non-contravention. The execution, delivery and performance by such Purchaser of this Agreement and the consummation by such Purchaser of the transactions contemplated hereby will not (a) result in a violation of the organizational documents of such Purchaser, (b) conflict with, or constitute a default (or an event which with notice or lapse of time or both would reasonably be expected to become a default) under, any agreement, contract, indenture or instrument to which such Purchaser is a party, (c) result in a violation of any laws, statutes, rules, codes, regulations, restrictions, ordinances, orders, decrees, approvals, directives, judgments, injunctions, writs, awards and decrees of, or issued by, or otherwise require the consent of, or registration, declaration or filing with, any Governmental Entity (as defined below) applicable to such Purchaser, except in the case of clauses (b) and (c) above, for such conflicts, defaults, rights or violations which would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of such Purchaser to consummate the transactions contemplated by this Agreement and to perform its obligations hereunder. "Governmental Entity" means any federal, state, local or foreign government, any political subdivision thereof, or any court, arbitrator or arbitration panel, administrative or regulatory agency, department, instrumentality, body or commission or other governmental authority or agency.

3.3   Compliance with Securities Laws. Such Purchaser understands and acknowledges that, in reliance upon the representations and warranties made by such Purchaser herein, the Shares such Purchaser is purchasing hereunder are not being registered with the Securities and Exchange Commission under the Securities Act of 1933 (the "1933 Act"), but instead are being transferred under exemptions from the registration and qualification requirements of the 1933 Act or other applicable securities laws which impose certain restrictions on such Purchaser's ability to transfer such Shares.

3.4   Purchase for Own Account. Such Purchaser is purchasing the Purchased Securities for such Purchaser's own account (or the account of its affiliates), for investment purposes only and not with a view to, or for sale in connection with, a distribution of the Purchased Securities within the meaning of the 1933 Act. Such Purchaser has no present intention of selling or otherwise disposing of all or any portion of the Purchased Securities and such Purchaser has not granted or agreed to grant any beneficial ownership of any of the Purchased Securities to any other person (other than the members, manager, partners and/or stockholders of such Purchaser who may be deemed to have an indirect beneficial interest by virtue of their ownership interests in such Purchaser).

3.5   Legal Proceedings. There are no actions, suits, claims, investigations or other legal proceedings pending or, to the knowledge of such Purchaser, threatened against or by Purchaser that challenge or seek to prevent, enjoin or otherwise delay the transactions contemplated by this Agreement.

3.6   Financial Capacity; Solvency. Such Purchaser has sufficient funds, capital commitments and financial capacity to pay its respective portion of the Purchase Price as and when due under this Agreement. Such Purchaser is not insolvent and will not be rendered insolvent by the consummation of the transactions contemplated by this Agreement. Such Purchaser is not the subject of any pending or threatened bankruptcy, insolvency, reorganization, moratorium, liquidation or other similar proceeding.

3.7   No Broker-Dealer; No Financial Advisor. No person has acted, directly or indirectly, as a broker, finder or financial advisor for such Purchaser in connection with the transactions contemplated by this Agreement and no person is or will be entitled to any fee or commission or like payment in respect thereof.

3.8   No General Solicitation. At no time has such Purchaser presented any Seller or any other party with, or solicited any Seller or any other party through, any publicly issued or circulated newspaper, mail, radio, television, internet or other form of general advertisement or solicitation in connection with the purchase of the Purchased Securities.

3.9   Material Non-Public Information. Such Purchaser represents and warrants that neither it nor any of its affiliates is in possession of any material information relating to the Company that, if known to the Sellers, would reasonably be expected to materially and adversely affect the Sellers' decision to enter into this Agreement or the determination of the Purchase Price.

4.   REPRESENTATIONS AND WARRANTIES OF SELLER. Each Seller severally and not jointly with respect to itself only, and not with respect to any other Seller or any other party, represents and warrants each Purchaser as follows :

4.1   Authority. Each Seller has full legal right, power and authority to enter into, perform its obligations and consummate the transactions contemplated under this Agreement and each other agreement, document, instrument or certificate contemplated by this Agreement and required to be executed by such Seller in connection with the consummation of the transactions contemplated by this Agreement (collectively, the "Seller Documents") and to sell the Purchased Securities under this Agreement. This Agreement and each Seller Document has been duly authorized, executed and delivered on behalf of such Seller, and this Agreement and each Seller Document constitutes (assuming due authorization, execution, and delivery by the other parties hereto and thereto) the valid and legally binding obligation of such Seller enforceable against such Seller in accordance with its terms, except as such enforceability may be limited by general principles of equity or to applicable bankruptcy, insolvency, reorganization, moratorium, liquidation and other similar laws relating to, or affecting generally, the enforcement of applicable creditors' rights and remedies. Such Seller has been duly organized and is validly existing in good standing under the laws of the jurisdiction of its organization as the type of entity that it purports to be.

4.2   Non-contravention. The execution, delivery and performance by such Seller of this Agreement and the consummation by such Seller of the transactions contemplated hereby will not (a) result in a violation of the organizational documents of such Seller, (b) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under any agreement, contract, indenture, or instrument to which such Seller is a party, or (c) result in a violation of any laws, statutes, rules, codes, regulations, restrictions, ordinances, orders, decrees, approvals, directives, judgments, injunctions, writs, awards and decrees of, or issued by, or otherwise require the consent of, or registration, declaration or filing with, any Governmental Entity applicable to such Seller, except in the case of clauses (b) and (c) above, for such conflicts, defaults, rights or violations which would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of such Seller to consummate the transactions contemplated by this Agreement and to perform its obligations hereunder.

4.3   No General Solicitation. At no time has such Seller presented any Purchaser or any other party with, or solicited any Purchaser or any other party through, any publicly issued or circulated newspaper, mail, radio, television, internet or other form of general advertisement or solicitation in connection with the transfer of the Purchased Securities.

4.4   No Broker-Dealer; No Financial Advisor. Such Seller has not effected this transfer of the Purchased Securities by or through a broker-dealer in any public offering. No person has acted, directly or indirectly, as a broker, finder or financial advisor for such Seller in connection with the transactions contemplated by this Agreement and no person is or will be entitled to any fee or commission or like payment in respect thereof.

4.5   Legal Proceedings.   There are no suits, actions, claims, proceedings or investigations pending or, to the knowledge of Seller, threatened in writing against, relating to or involving such Seller which would reasonably be expected to adversely affect such Seller's ability to consummate the transactions contemplated by this Agreement. Such Seller is not subject to any bankruptcy, insolvency, reorganization, moratorium, liquidation and other similar proceeding relating to, or affecting generally, the enforcement of applicable creditors' rights and remedies.

4.6   Title to Purchased Securities. Such Seller has the power, authority and legal capacity to sell, transfer, assign, and deliver the Purchased Securities as provided in this Agreement. Seller has good and valid marketable title to all Purchased Securities it is selling to the Purchasers hereunder, free and clear of any pledge, lien, security interest, encumbrance, claim, charge, option, right of first refusal or offer or tag-along right (collectively, "Liens"). Upon the sale and transfer of the Purchased Securities in accordance with the provisions of this Agreement, each Purchaser will acquire good and valid marketable title to its Purchased Securities, free and clear of any Liens (other than Liens in favor of or granted or permitted by such Purchaser). There are no preemptive rights, co-sale rights, rights of first refusal, management equity holder transfer restrictions or similar rights with respect to the Purchased Securities to which such Seller may be entitled, or that such Seller has granted to any other person, in relation to the sale and purchase of the Purchased Securities hereunder. Such Seller is not a party to any voting trust, proxy, or other agreement or understanding between or among any persons that affects or relates to the voting or giving of written consent with respect to the Purchased Securities.

4.7 <u>Sophisticated Seller.</u> Such Seller (a) is a sophisticated entity familiar with transactions similar to those contemplated by this Agreement, (b) has adequate information concerning the business and financial condition of the Company to make an informed decision regarding the sale of the Purchased Securities, and (c) has independently and without reliance upon any Purchaser (other than with respect to the representations and warranties of the Purchasers set forth in this Agreement), and based on such information and the advice of such advisors as such Seller has deemed appropriate, made its own analysis and decision to enter into this Agreement. Such Seller acknowledges that the Purchasers and their affiliates may be in possession of information not known to such Seller (the "<u>Purchaser Excluded Information</u>"). Such Seller agrees that neither the Purchasers nor their affiliates shall be obligated to disclose any Purchaser Excluded Information or have any liability to such Seller with respect to the failure to disclose any Purchaser Excluded Information; provided, however, that (i) the foregoing shall not apply to any Purchaser Excluded Information that constitutes fraud, willful misconduct or a knowing and material misrepresentation by the Purchasers or any of their affiliates and (ii) nothing herein shall operate as a waiver of any claims by the Sellers arising out of or relating to any fraud, willful misconduct or intentional misrepresentation by the Purchasers or any of their affiliates in connection with the transactions contemplated by this Agreement. Such Seller acknowledges that none of the Purchasers nor any affiliate of any Purchaser is acting as a fiduciary or financial or investment advisor to such Seller, and has not given such Seller any investment advice, opinion or other information on whether the sale of the Purchased Securities is prudent.

4.8 <u>No Representations Regarding the Company or Other Matters</u>. Notwithstanding anything to the contrary in this Agreement, the Transaction Documents or the Assigned Documents, each Seller expressly disclaims, and the Purchasers acknowledge that no Seller makes, any representation or warranty, express or implied, with respect to (a) the Company or any of its subsidiaries, (b) the business, operations, assets, liabilities, financial condition or prospects of the Company or any of its subsidiaries, (c) the value of the Purchased Securities, or (d) the accuracy or completeness of any information or materials furnished or made available by the Company or any other person (other than such Seller) to the Purchasers or any of their affiliates. The Purchasers acknowledge and agree that Purchasers are highly sophisticated parties with respect to the transactions contemplated by this Agreement, and that the Purchased Securities are being sold on an "as is, where is" basis, and that the Purchasers have conducted their own independent investigation and analysis of the Company and the Purchased Securities. The Purchasers acknowledge and agree that no Seller has made or will be deemed to have made any representations or warranties concerning the Purchased Securities or the subject matter of this Agreement, the Transactions Agreements or the Assigned Documents except as expressly and specifically set forth in this Agreement.

5. **MISCELLANEOUS (EW NOTES PURCHASE)**.

5.1 <u>Collateral Agent Resignation and Appointment</u>. On the Effective Date, EW Healthcare Partners, L.P. shall resign as Collateral Agent under the EW NPA, each EW Note and all other documents entered into in connection therewith, as applicable, in accordance with Section 8.4 of the EW NPA by execution of an Agency Resignation, Appointment, Assumption and Waiver Agreement substantially in the form of <u>Exhibit C</u> attached hereto (the "<u>Agency Resignation Agreement</u>)". Madryn Health Partners, LP shall be appointed as successor collateral agent pursuant to the Agency Resignation Agreement. Notwithstanding anything in the Agency Resignation Agreement or any other Transaction

Document or Assigned Documents to the contrary, the resignation of EW Healthcare Partners, L.P. as Collateral Agent shall not be effective unless and until the Closing has occurred, and EW Healthcare Partners, L.P. shall retain all rights to indemnification, exculpation and reimbursement under the EW NPA and the other Transaction Documents in respect of acts or omissions occurring during the period in which it served as Collateral Agent.

5.2   Authorization To File Financing Statements; Collateral Matters. Each Seller hereby authorizes each Purchaser to file financing statements and/or amendments thereto with all appropriate jurisdictions to perfect or protect such Purchaser's interest or rights with respect to the Assigned Interests. Additionally, each Seller shall, promptly upon reasonable request of the Purchasers, (a) deliver to the Purchasers (or any designee thereof, which may include legal counsel for the Purchasers) all instruments evidencing pledged debt, all equity certificates, and any other similar collateral, in each case, previously delivered in physical form to such Seller or an agent under or in connection with the Transaction Documents, if any, and (b) execute, as applicable, and deliver to the Purchasers (or any designee thereof, which may include legal counsel for the Purchasers any such additional lien releases, discharges of security interests, pledges and guarantees and other similar discharge or release documents, all in form and substance reasonably satisfactory to the Purchasers (and, if applicable, in recordable form), and take such further actions as are reasonably requested by the Purchasers, from time to time, in each case, as necessary to evidence the transactions contemplated by this Agreement. The obligations of the Sellers under this Section 5.2 shall terminate on the date that is three hundred sixty-five (365) days after the Closing Date. All out-of-pocket costs and expenses incurred by the Sellers in connection with any actions taken at the request of the Purchasers pursuant to this Section 5.2 (including, without limitation, reasonable attorneys' fees) shall be borne by the Purchasers. The Company acknowledges and agrees that all requests pursuant to this Section 5.2 shall come only from Purchasers and not from the Company.

5.3   Company Acknowledgment, Consent and Release. Each of the Company and the guarantors under the EW NPA party hereto hereby acknowledges, approves and consents to (i) the assignment, transfer and conveyance of the Assigned Interests by each Seller to the Purchasers and (ii) the appointment of Madryn Health Partners, LP as successor collateral agent and as the collateral agent under the Assigned Documents, as applicable. By its signature below, each of the Company and guarantors under the EW NPA party hereto hereby agrees that:

(a)   the Purchasers, each of their respective affiliates and the foregoing persons' respective officers, managers, members, directors, advisors, sub-advisors, partners, agents and employees, and their respective successors and assigns, are irrevocably and unconditionally released, discharged and acquitted from any and all actions, causes of action, claims, demands, damages and liabilities of whatever kind or nature, in law or in equity, now known or unknown, suspected or unsuspected to the extent that any of the foregoing arises from any action or failure to act under or otherwise arising in connection with the Assigned Documents on or prior to the date hereof; provided, however, that the foregoing release shall not extend to (i) any claims arising from fraud, willful misconduct or gross negligence by any of the released parties, or (ii) any claims arising from any breach of this Agreement by the Purchasers; and

(b)   the Sellers, each of their respective affiliates and the foregoing persons' respective officers, managers, members, directors, advisors, sub-advisors, partners, agents and employees, and their respective successors and assigns, are irrevocably and unconditionally released, discharged and acquitted from any and all actions, causes of action, claims, demands, damages and liabilities of whatever kind or nature, in law or in equity, now known or unknown, suspected or unsuspected to the extent that any of the foregoing arises from any action or failure to act under or otherwise arising in connection with the Assigned Documents, the status of the Sellers as stockholders or, and lenders to, the Company, or with respect to the service of a Seller as the collateral agent of any party or the Company, on or prior to the date hereof; provided, however, that the foregoing release shall not extend to (i) any claims arising from fraud, willful misconduct or gross negligence by any of the released parties, or (ii) any claims arising from any breach of this Agreement by the Sellers.

5.4   True Sale. Section 1.2 is intended to and shall (i) effect a true sale of each Sellers' right, title and interest in and to the Assigned Interests and the collateral granted to such Seller pursuant to the Transaction Documents to the Purchasers and (ii) entitle the Purchasers to exercise all rights, remedies, powers, and privileges of a lender under and in respect of the Assigned Interests, including, without limitation, the right to receive in accordance with the Assigned Documents all principal, interest, fees, payments, collections, and other amounts with respect to the loans and proceeds of the collateral thereunder from and after the closing of the transactions contemplated by this Agreement.

6.   **GENERAL PROVISIONS**.

6.1   Successors and Assigns; Assignment.   Except as otherwise provided in this Agreement, this Agreement, and the rights and obligations of the parties hereunder, will be binding upon and inure to the benefit of their respective successors, assigns, heirs, executors, administrators and legal representatives. No party to this Agreement may assign, whether voluntarily or by operation of law, any of its rights and obligations under this Agreement, except with the prior written consent of the other parties to this Agreement. Any purported assignment in violation of this Section 6.1 shall be null and void and of no force or effect. No assignment by any Purchaser of its obligations hereunder (whether or not consented to by the Sellers) shall relieve such Purchaser of its obligations under this Agreement, including its obligation to pay the Purchase Price.

6.2   Governing Law. This Agreement will be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to that body of laws pertaining to conflict of laws.

6.3   Dispute Resolution. The parties hereby (a) irrevocably and unconditionally submit to the jurisdiction of the federal or state courts located in the State of Delaware for the purpose of any suit, action or other proceeding arising out of, related to, or based upon this Agreement, (b) agree not to commence any suit, action or other proceeding arising out of, related to, or based upon this Agreement except in the federal or state courts located in the State of Delaware, and (c) waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court.

6.4   WAIVER OF JURY TRIAL. EACH OF THE PARTIES HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT TO TRIAL BY JURY OF ANY CLAIM, DEMAND, ACTION, OR CAUSE OF ACTION (A) ARISING UNDER THIS AGREEMENT OR (B) IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES IN RESPECT OF THIS AGREEMENT OR ANY OF THE TRANSACTIONS RELATED HERETO, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY, OR OTHERWISE. EACH OF THE PARTIES HEREBY AGREES AND CONSENTS THAT ANY SUCH CLAIM, DEMAND, ACTION, OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY AND THAT THE PARTIES MAY FILE AN ORIGINAL COUNTERPART OF A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY.

6.5   Specific Performance. The parties hereto acknowledge and agree that a breach of this Agreement would cause irreparable damage and that the parties hereto will not have an adequate remedy at law. Therefore, the obligations of the parties hereto under this Agreement, including the Sellers' obligations to sell or otherwise transfer the Shares to the Purchasers, shall be enforceable by a decree of specific performance issued by any court of competent jurisdiction, and appropriate injunctive relief may be applied for and granted in connection therewith. Such remedies shall, however, be cumulative and not exclusive and shall be in addition to any other remedies which any party may have under this Agreement or otherwise.

6.6   Indemnification.

(a)   Each Purchaser hereby agrees, severally and not jointly, to indemnify, defend and hold harmless each Seller and its respective affiliates, officers, directors, partners, managers, members, agents, employees, successors and permitted assigns (each, a "Seller Indemnified Party") from and against any and all losses, claims, damages, liabilities, costs and expenses (including reasonable attorneys' fees and expenses) (collectively, "Losses") arising out of or resulting from (i) any breach of any representation or warranty of such Purchaser contained in this Agreement, (ii) any breach or non-fulfillment of any covenant or agreement of such Purchaser contained in this Agreement, or (iii) any failure by such Purchaser to pay any installment of the Purchase Price when due.

(b)   Each Seller hereby agrees, severally and not jointly, to indemnify, defend and hold harmless each Purchaser and its respective affiliates, officers, directors, partners, managers, members, agents, employees, successors and permitted assigns (each, a "Purchaser Indemnified Party") from and against any and all Losses arising out of or resulting from (i) any breach of any representation or warranty of such Seller contained in this Agreement or (ii) any breach or non-fulfillment of any covenant or agreement of such Seller contained in this Agreement.

(c)   The aggregate liability of any Seller for Losses pursuant to Section 6.6(b)(i) shall not exceed such Seller's pro rata portion of the Purchase Price . No Seller shall be liable for Losses pursuant to Section 6.6(b)(i) unless and until the aggregate amount of Losses exceeds $10,000.00 (the "Basket"), at which point the applicable Seller shall be liable for all Losses, including both the Losses comprising the Basket and those losses in excess of the Basket; provided, however, that the foregoing Basket shall not apply to Losses arising from breaches of the representations and warranties set forth in Sections 4.1 (Authority), 4.2 (Non-contravention) and 4.6 (Title to Purchased Securities) (collectively, the "Fundamental Representations"). The aggregate liability of any Purchaser for Losses pursuant to Section 6.6(a) shall not exceed such Purchaser's pro rata portion of the Purchase Price. No Purchaser shall be liable for Losses pursuant to Section 6.6(a)(i) unless and until the aggregate amount of Losses exceeds the Basket, at which point the applicable Purchaser shall be liable for all Losses, including both the Losses comprising the Basket and those losses in excess of the Basket. The limitations set forth in this Section 6.6(c) shall not apply to Losses arising from fraud or willful misconduct.

(d)   All claims for indemnification pursuant to this Section 6.6 must be asserted within thirty-six (36) months after the Closing Date; provided that (i) claims with respect to Fundamental Representations may be asserted at any time prior to the expiration of the applicable statute of limitations, (ii) the expiration of such claim period shall not limit the rights or obligations of a party arising on or prior to the expiration of such period. The limitations set forth in this Section 6.6(d) shall not apply to Losses arising from fraud or willful misconduct.

6.7   Notices. All notices and other communications under this Agreement shall be in writing and shall be deemed delivered (a) when delivered personally by hand (with written confirmation of receipt), (b) when sent by electronic mail (with written confirmation of transmission), or (c) one (1) business day following the day sent by overnight courier (with written confirmation of receipt), in each case at the following addresses (or to such other address as a party may have specified by notice given to the other party pursuant to this provision):

If to the Sellers, to:

EW Healthcare Partners, L.P.
21 Waterway Avenue, Suite 150,
The Woodlands, TX, 77380
Attn: Greg Hill
Email: [***]

With a copy (which shall not constitute notice) to:

Barnes & Thornburg LLP
One North Wacker Drive, Suite 4400
Chicago, IL 60606
Attn: Bruce Zivian; Taylor K. Wirth
Email: [***]

If to the Purchasers, to:

Madryn Asset Management, LP
330 Madison Avenue, 33rd Floor
New York, NY 10017
Attn: Avinash Amin
Email: [***]

With a copy to (which shall not constitute notice):

Moore & Van Allen PLLC
100 North Tyron Street, Suite 4700
Charlotte, NC 28202
Attn: Tripp Monroe
Email: [***]

6.8   Further Assurances. The parties hereto agree to execute such further documents and instruments and to take such further actions for no additional consideration as may be reasonably necessary to carry out the purposes and intent of this Agreement. The obligations of the parties under this Section 6.8 shall terminate on the date that is three hundred sixty-five (365) days after the Closing Date. All out-of-pocket costs and expenses (including reasonable attorneys' fees) incurred by a party in connection with any request by the other party under this Section 6.8 shall be borne by the requesting party.

6.9   Titles and Headings. The titles, captions and headings of this Agreement arc included for ease of reference only and will be disregarded in interpreting or construing this Agreement. Unless otherwise specifically stated, all references herein to "sections" and "exhibits" will mean "sections" and "exhibits" to this Agreement.

6.10   Entire Agreement. This Agreement and the documents referred to herein constitute the entire agreement and understanding of the parties with respect to the subject matter of this

Agreement, and supersede all prior understandings and agreements, whether oral or written, between or among the parties hereto with respect to the specific subject matter hereof.

6.11   Severability. If any provision of this Agreement is determined by any court or arbitrator of competent jurisdiction to be invalid, illegal or unenforceable in any respect, such provision will be enforced to the maximum extent possible given the intent of the parties hereto. If such clause or provision cannot be so enforced, such provision shall be stricken from this Agreement and the remainder of this Agreement shall be enforced as if such invalid, illegal or unenforceable clause or provision had (to the extent not enforceable) never been contained in this Agreement. Notwithstanding the forgoing, if the value of this Agreement based upon the substantial benefit of the bargain for any party is materially impaired, which determination as made by the presiding court or arbitrator of competent jurisdiction shall be binding, then both parties agree to substitute such provision(s) through good faith negotiations.

6.12   Amendment and Waivers. This Agreement may be amended only by a written agreement executed and delivered by each of the parties hereto. No amendment of or waiver of, or modification of any obligation under this Agreement will be enforceable unless set forth in a writing executed and delivered by the party against which enforcement is sought. Any amendment effected in accordance with this section will be binding upon all parties hereto and each of their respective successors and assigns. No delay or failure to require performance of any provision of this Agreement shall constitute a waiver of that provision as to that or any other instance. No waiver granted under this Agreement as to any one provision herein shall constitute a subsequent waiver of such provision or of any other provision herein, nor shall it constitute the waiver of any performance other than the actual performance specifically waived.

6.13   Counterparts; Facsimile Signatures. This Agreement may be executed in any number of counterparts, each of which when so executed and delivered will be deemed an original, and all of which together shall constitute one and the same agreement. This Agreement may be executed and delivered by facsimile or other means of electronic delivery and upon such delivery the signature will be deemed to have the same effect as if the original signature had been delivered to the other party or parties.

6.14   Expenses. All fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses, whether or not the transfer is consummated.

6.15   Survival. Subject to Section 6.6 and applicable statutes of limitations, the representations, warranties, agreements and covenants contained herein shall survive the Closing and the delivery of the Purchased Securities.

[*Signature pages follow*]

IN WITNESS WHEREOF, each of the Sellers and the Purchasers have executed this Agreement, as of the Effective Date.

SELLER: **EW HEALTHCARE PARTNERS, L.P.**

By: ESSEX WOODLANDS FUND IX-GP, L.P,
its General Partner

By: ESSEX WOODLANDS IX, LLC,
its General Partner

By: /s/ Scott Barry
Name: Scott Barry
Title: Its Designated Signatory

EW HEALTHCARE PARTNERS-A, L.P.

By: ESSEX WOODLANDS FUND IX-GP, L.P,
its General Partner

By: ESSEX WOODLANDS IX, LLC,
its General Partner

By: /s/ Scott Barry
Name: Scott Barry
Title: Its Designated Signatory

PURCHASERS: **MADRYN HEALTH PARTNERS, LP**

By: MADRYN HEALTH ADVISORS, LP,
    its General Partner

By: MADRYN HEALTH ADVISORS GP,
    LLC, its General Partner

By: /s/ Avinash Amin
Name: Avinash Amin
Title: Member

MADRYN HEALTH PARTNERS (CAYMAN MASTER), LP

By: MADRYN HEALTH ADVISORS, LP,
    its General Partner

By: MADRYN HEALTH ADVISORS GP,
    LLC, its General Partner

By: /s/ Avinash Amin
Name: Avinash Amin
Title: Member

COMPANY AND GUARANTORS: **VENUS CONCEPT INC**.

By: /s/ Rajiv De Silva
Name: Rajiv De Silva
Title: Chief Executive Officer

VENUS CONCEPT USA INC.

By: /s/ Rajiv De Silva
Name: Rajiv De Silva
Title: President and Assistant Secretary

VENUS CONCEPT CANADA CORP.

By: /s/ Michael Mandarello
Name: Michael Mandarello
Title: President and General Manager

VENUS CONCEPT LTD.

By: /s/ Rajiv De Silva
Name: Rajiv De Silva
Title: Chief Executive Officer

EXHIBIT A

PURCHASED SECURITIES

Seller	Purchaser	Junior Preferred Shares	Senior Preferred Shares	EWHP Note	EWHP-A Note
EW Healthcare Partners, L.P.	Madryn Health Partners, LP	533,534	560,500	$958,261.40	--
	Madryn Health Partners (Cayman Master), LP	908,449	954,364	$1,631,634.27	--
EW Healthcare Partners-A, L.P.	Madryn Health Partners, LP	21,466	22,550	--	$38,552.39
	Madryn Health Partners (Cayman Master), LP	36,551	38,396	--	$65,643.25
	Total:	**1,500,000**	**1,575,810**	**$2,589,895.67**	**$104,195.64**

EXHIBIT B

PAYMENT SCHEDULE

Payment Date	Amount Payable by MHP	Amount Payable by MHP Cayman
September 26, 2027	For the account of EWHP: $231,198 For the account of EWHP-A: $9,302	For the account of EWHP: $393,662 For the account of EWHP-A: $15,838
March 26, 2028	For the account of EWHP: $231,198 For the account of EWHP-A: $9,302	For the account of EWHP: $393,662 For the account of EWHP-A: $15,838
September 26, 2028	For the account of EWHP: $231,198 For the account of EWHP-A: $9,302	For the account of EWHP: $393,662 For the account of EWHP-A: $15,838
March 26, 2029	For the account of EWHP: $231,198 For the account of EWHP-A: $9,302	For the account of EWHP: $393,662 For the account of EWHP-A: $15,838

<u>**EXHIBIT C**</u>

FORM OF AGENCY RESIGNATION AGREEMENT

See attached.

AGENCY RESIGNATION, APPOINTMENT, ASSUMPTION AND WAIVER AGREEMENT

This AGENCY RESIGNATION, APPOINTMENT, ASSUMPTION AND WAIVER AGREEMENT, dated as of March 26, 2026 (this "Agreement"), is entered into by and among EW HEALTHCARE PARTNERS, L.P., as Collateral Agent under the EW Note Purchase Agreement as defined below (in such capacity, the "Resigning Collateral Agent"), MADRYN HEALTH PARTNERS, LP, a Delaware limited liability company ("MHP"), in its capacity as Successor Collateral Agent (as defined below), the Company referred to below, the Guarantors party to the EW Note Purchase Agreement (as defined below) and the Investors party hereto.

RECITALS

WHEREAS, reference is made to that certain Note Purchase and Registration Rights Agreement (as amended, restated, amended and restated, supplemented, extended or otherwise modified prior to the date hereof, the "EW Note Purchase Agreement"), dated as of January 18, 2024, by and among Venus Concept Inc., a Delaware corporation (the "Company"), the Guarantors party thereto, the Investors from time to time party thereto, and EW Healthcare Partners, L.P. as Collateral Agent. Unless otherwise indicated, all capitalized terms used herein and not otherwise defined herein shall have the respective meanings assigned to such terms in the EW Note Purchase Agreement.

WHEREAS, the Resigning Collateral Agent wishes to resign as the Collateral Agent in accordance with Section 8.4 of the EW Note Purchase Agreement.

WHEREAS, pursuant to that certain Securities Purchase Agreement, dated as of the date hereof (the "SPA"), by and among EW Healthcare Partners, L.P., and EW Healthcare Partners-A, L.P., Madryn Health Partners, LP, a Delaware limited partnership ("MHP") and Madryn Health Partners (Cayman Master), LP, a limited partnership formed in the Cayman Islands ("MHP Cayman", and together with MHP, each, a "Purchaser" and collectively, the "Purchasers"), the Purchasers purchased all of the rights, title and interest of the Investors under the EW Note Purchase Agreement;

WHEREAS, the Purchasers, who collectively constitute the Required Holders after giving effect to the SPA, desire to appoint MHP to act as the successor Collateral Agent (in such capacity, the "Successor Collateral Agent"), under the EW Note Purchase Agreement and the other Transaction Documents.

WHEREAS, the Successor Collateral Agent has agreed to accept its appointment and to serve as the Collateral Agent.

NOW, THEREFORE, the parties agree as follows:

1. Resignation. Pursuant to Section 8.4 of the EW Note Purchase Agreement, the Resigning Collateral Agent hereby resigns as Collateral Agent under the EW Note Purchase Agreement and the other Transaction Documents, effective upon the Effective Date (as defined in Section 8(a) below). On the Effective Date, the Resigning Collateral Agent's obligations, rights, powers and duties (other than such rights expressly provided herein) as Collateral Agent, shall be terminated, without any further act or deed on the part of the Resigning Collateral Agent, any of the parties to the Note Purchase Agreement, any of the Investors or any other Person.

2. Appointment. Effective as of the Effective Date, (a) the Purchasers hereby appoint, in accordance with Section 8.4 of the EW Note Purchase Agreement, MHP as the Collateral Agent, (b) MHP hereby accepts its appointment as the Collateral Agent under the EW Note Purchase Agreement and the

other Transaction Documents and (c) MHP, as the Collateral Agent shall succeed to, and be vested with, all of the respective rights, powers and duties of the Collateral Agent under the EW Note Purchase Agreement and the other Transaction Documents.

3.   Company Acknowledgment. Each of the Company and the Guarantors party hereto hereby acknowledges, approves and consents to (i) the resignation of the Resigning Collateral Agent pursuant to and as set forth in this Agreement (and waives any contractual or other obligations owed by the Resigning Collateral Agent to the Company, and (ii) the appointment of MHP as the Successor Collateral Agent and as the Collateral Agent under the EW Note Purchase Agreement and the other Transaction Documents.

4.   Effectiveness. Each of the Purchasers and the Company hereby agrees that the resignation by the Resigning Collateral Agent shall be effective as of the Effective Date.

5.   Delineation of Responsibilities. The parties hereto agree that neither EW Healthcare Partners, L.P., in its individual capacity or in its capacity as the Resigning Collateral Agent, nor any of its Affiliates shall bear any responsibility or liability for any actions taken or omitted to be taken by the Successor Collateral Agent from and after the Effective Date pursuant to this Agreement, the EW Note Purchase Agreement or the other Transactions Documents or any of the transactions contemplated thereby. The parties hereto agree that (i) MHP, in its individual capacity and in its capacity as the Successor Collateral Agent, shall bear no responsibility or liability for any actions taken or omitted to be taken by EW Healthcare Partners, L.P., in its capacity as the Resigning Collateral Agent pursuant to this Agreement, the EW Note Purchase Agreement or the other Transaction Documents or the transactions contemplated thereby, and (ii) the Resigning Collateral Agent, in its individual capacity and in its capacity as the Resigning Collateral Agent, shall bear no responsibility or liability for any actions taken or omitted to be taken by MHP in its capacity as Successor Capital Agent pursuant to this Agreement, the EW Note Purchase Agreement or the other Transaction Documents or the transactions contemplated thereby. From and after the Effective Date, it is understood and agreed that the Successor Collateral Agent (a) shall have no responsibility or liability whatsoever for any actions taken or failures to take action (including, without limitation, any matters relating to payments, computations and accruals) for the period prior to the Effective Date and (b) shall receive all of the benefits, indemnifications and exculpations provided for in the EW Note Purchase Agreement that are stated therein to apply to the Collateral Agent from and after the Effective Date.

6.   Outstanding Loans; Delivery of Transaction Documents; Further Assurances.

(a)   The Purchasers and the Company hereby further agree and acknowledge that, from and after the Effective Date, the Successor Collateral Agent shall be, and shall be deemed to be, the Collateral Agent under the EW Note Purchase Agreement and the other Transaction Documents. In furtherance of the foregoing, all defined terms referencing or appointing the Resigning Collateral Agent as Collateral Agent in the EW Note Purchase Agreement or the other Transaction Documents shall be deemed amended from and after the Effective Date to reference the Successor Collateral Agent as Collateral Agent.

(b)   The Company and the Resigning Collateral Agent agree that, following the Effective Date, (i) the Company shall cause the execution of such agreements, instruments and other documents and any other action as may reasonably be necessary or desirable in connection with the Resigning Collateral Agent's assignment, and the Successor Collateral Agent's assumption, of all the rights, powers, privileges and duties of the Resigning Collateral Agent under the Transaction Documents and this Agreement (and the Resigning Collateral Agent hereby agrees to cooperate at the request of the Company to effect the foregoing) and (ii) furnish, at the Company's expense, additional releases, assignments, acknowledgements, such other customary documents, instruments and agreements and such other information as may be reasonably requested by the Company or the Successor Collateral Agent from time to time in order to effect the matters covered hereby; provided, that, any document, instrument or agreement to be furnished or executed by, or other action to be taken by the Resigning Collateral Agent shall be reasonably satisfactory to it, and the Resigning Collateral Agent shall be reasonably satisfied that the delivery of any information requested of it would not breach any confidentiality restrictions binding on it. The Company and the Successor Collateral Agent agree that all requests as contemplated by this subsection (b) shall be submitted to the Resigning Collateral Agent by the Successor Collateral Agent, and that the Resigning Collateral Agent shall be entitled to rely solely on any such requests submitted by the Successor Collateral Agent without reference to or confirmation by the Company.

7.   Return of Payments.

(a)   In the event that, after the Effective Date, the Resigning Collateral Agent receives any principal, interest or other amount owing to any Investor or Purchaser or the Successor Collateral Agent under any Transaction Document, the Resigning Collateral Agent agrees that such payment shall be held in trust for the Successor Collateral Agent, and the Resigning Collateral Agent shall promptly forward without setoff or counterclaim such payment by wire transfer of immediately available funds, in accordance with the instructions provided by the Successor Collateral Agent to the Resigning Collateral Agent, together with reasonably detailed identifying information, to the Successor Collateral Agent for payment to the Person entitled thereto.

(b)   In the event that, after the Effective Date, the Successor Collateral Agent receives any principal, interest or other amount owing to the Resigning Collateral Agent under any Transaction Document, the Successor Collateral Agent agrees that such payment shall be held in trust for the Resigning Collateral Agent and the Successor Collateral Agent shall promptly forward without setoff or counterclaim such payment by wire transfer of immediately available funds, in accordance with the instructions provided by the Resigning Collateral Agent to the Successor Collateral Agent, together with reasonably detailed identifying information, to the Resigning Collateral Agent.

(c)   Notwithstanding any other provision herein or in any other Transaction Document to the contrary, on and after the Effective Date, all payments of principal, interest, fees and other Obligations payable by the Company or any Guarantor under the Transaction Documents to the Collateral Agent shall be payable to the Successor Collateral Agent as and when such amounts become due and payable pursuant to the Transaction Documents, provided that the parties acknowledge and agree that no payment made to Sellers under the SPA shall be deemed to be payments made to Sellers in the capacity of Collateral Agent and shall not be subject to the obligations set forth in this Section 7.

8.   Miscellaneous.

(a)   Conditions to Effectiveness. This Agreement shall be effective as of the date hereof (the "Effective Date"), which is the date on which the Resigning Collateral Agent and the Successor Collateral Agent shall have received this Agreement, executed and delivered by a duly authorized officer of the Resigning Collateral Agent, the Successor Collateral Agent, the Purchasers and the Company.

(b)   Severability. Any provision of this Agreement held to be invalid, illegal or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such invalidity, illegality or unenforceability without affecting the validity, legality and enforceability of the remaining provisions hereof; and the invalidity of a particular provision in a particular jurisdiction shall not invalidate such provision in any other jurisdiction.

(c)   Continuing Effect; No Other Waivers or Amendments. Except to the extent expressly set forth herein, this Agreement shall not constitute an amendment to or waiver of any provision of the EW Note Purchase Agreement or the other Transaction Documents (except that each reference to the "Agreement", or words of like import in any Transaction Document, shall mean and be a reference to the EW Note Purchase Agreement after giving effect to this Agreement) and shall not be construed as a consent to any action on the part of the Company that would require an amendment, waiver or consent of any Investor. The provisions of the EW Note Purchase Agreement and the other Transaction Documents are and shall remain in full force and effect in accordance with their terms. This Agreement shall be considered a Transaction Document.

(d)   Counterparts. This Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be an original, but all of which shall constitute one and the same instrument. Delivery of an executed counterpart of this Agreement by telecopy shall be effective as an original and shall constitute a representation that an executed original shall be delivered.

(e)   Headings. Section headings used herein are for convenience of reference only, are not part of this Agreement and shall not affect the construction of, or be taken into consideration in interpreting, this Agreement.

(f)   Successors and Assigns; Purchasers Bound. This Agreement shall be binding upon, and inure to the benefit of, the parties hereto and their respective successors and permitted assigns. Without limiting the foregoing, each reference in this Agreement to the undersigned Purchasers (including as parties hereto) shall be deemed to be a reference to such Purchasers individually and on behalf of all Purchasers, as applicable.

(g)   Release of Resigning Collateral Agent. The Company and the Purchasers hereby agree that the Resigning Collateral Agent, each of its affiliates and the foregoing persons' respective officers, managers, members, directors, advisors, sub-advisors, partners, agents and employees, and their respective successors and assigns, are irrevocably and unconditionally released, discharged and acquitted from any and all actions, causes of action, claims, demands, damages and liabilities of whatever kind or nature, in law or in equity, now known or unknown, suspected or unsuspected to the extent that any of the foregoing arises from any action or failure to act under or otherwise arising in connection with its service as the Collateral Agent on or prior to the date hereof; provided, however, that the foregoing release shall not extend to (i) any claims arising from fraud, willful misconduct or gross negligence by any of the released parties, (ii) any claims arising from any breach of this Agreement by the Resigning Collateral Agent or (iii) any obligations of the Sellers (as defined in the SPA) under the SPA.

[*Signature Pages to Follow*]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed and delivered by their respective duly authorized officers as of the date first above written.


RESIGNING COLLATERAL AGENT:

EW HEALTHCARE PARTNERS, L.P.

By: ESSEX WOODLANDS FUND IX-GP, L.P,
its General Partner

By: ESSEX WOODLANDS IX, LLC,
its General Partner

By: _____
Name:
Title:


SUCCESSOR COLLATERAL AGENT:

MADRYN HEALTH PARTNERS (CAYMAN MASTER), LP

      By: MADRYN HEALTH ADVISORS, LP,
      its General Partner

            By: MADRYN HEALTH ADVISORS GP, LLC, its
            General Partner

            By: _____
            Name:
            Title:

PURCHASERS: MADRYN HEALTH PARTNERS, LP

                    By: MADRYN HEALTH ADVISORS, LP,
                           its General Partner

                           By: MADRYN HEALTH ADVISORS GP, LLC,
                                  its General Partner

                                  By:
                                  Name: Avinash Amin
                                  Title: Member

                    MADRYN HEALTH PARTNERS (CAYMAN MASTER), LP

                    By: MADRYN HEALTH ADVISORS, LP,
                           its General Partner

                           By: MADRYN HEALTH ADVISORS GP, LLC,
                                  its General Partner

                                  By:
                                  Name: Avinash Amin
                                  Title: Member

<u>COMPANY AND GUARANTORS</u>:   VENUS CONCEPT, INC.

By:_____
Name:
Title:

VENUS CONCEPT USA INC.

By:
Name:
Title:

VENUS CONCEPT CANADA CORP.

By:
Name:
Title:

VENUS CONCEPT LTD.

By:
Name:
Title: